

SECI 16014427

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COBRA TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 HEDGCOXE ROAD, SUITE 300
(No. and Street)

PLANO (City) TX (State) 75024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHADD HESSING 972-491-7999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & CO, L.L.P
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY, STE 300 (Address) DALLAS (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COBRA TRADING, INC., as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURIE MARSHALL
Notary Public, State of Texas
My Commission Expires
August 27, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Cobra Trading, Inc.

In planning and performing our audit of the financial statements and supplemental information of Cobra Trading, Inc. (the "Company"), as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's stockholder, Board of Directors, management, the CFTC, the National Futures Association, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Deposits with broker-dealers	$	221,100
Clearing deposit with broker-dealer		100,000
Receivable from broker-dealer		97,360
Receivable from customers		72,645
Property, equipment and leasehold improvements, net of accumulated depreciation of $31,005		22,070
Other Assets		30,496
	$	543,671

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	359,892
		359,892
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		96,250
Retained earnings		87,529
Total stockholder's equity		183,779
	$	543,671

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2015

Revenues:	
Commissions	$ 2,191,098
Interest income	17
Fee income	2,933,684
Miscellaneous income	1,233
Gain (loss) on sale of equipment	(5,153)
Total Income	5,120,879
Expenses:	
Employee compensation and benefits	1,088,370
Brokerage and clearance fees	3,701,826
Communications	51,895
Occupancy and equipment costs	82,146
Promotional costs	2,707
Interest	59
Regulatory fees and expenses	69,120
Other expenses	238,542
Total operating expenses	5,234,665
Net income (loss) before income taxes	(113,786)
Provision (benefit) for income taxes	--
Net Income	$ (113,786)

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

	Shares		Common Stock		Retained Earnings		Total
Balance at December 31, 2014	1,000	$	96,250	$	201,315	$	297,565
Net income					(113,786)		(113,786)
Balance at December 31, 2015	1,000	$	96,250	$	87,529	$	183,779

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balances at December 31, 2014	$	--
Increases		--
Decreases		--
Balances at December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income (loss)	$	(113,786)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		6,813
Loss on sale of assets		5,153
Change in operating assets and liabilities:		
Decrease in clearing and other deposits with broker-dealer		363,940
Decrease in receivable from broker-dealer		39,784
Increase in receivable from customers		(72,645)
Decrease in other assets		220
Decrease in accounts payable and accrued expenses		(502,046)
Net cash provided (used) by operating activities		(272,567)
Cash Flows from Investing Activities		
Purchases of furniture and equipment		(1,411)
Net cash provided (used) by investing activities		(1,411)
Net increase (decrease) in cash and cash equivalents		(273,978)
Cash and cash equivalents at beginning of year		273,978
Cash and cash equivalents at end of year	$	0
Supplemental disclosures		
Cash paid for:		
Income taxes		0
Interest	$	59

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2015

Note 1 — Organization and Nature of Business

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on the trade date basis. Fee income is reflected in the period services are performed.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $2,707 for the year ended December 31, 2015.

Note 1 — Organization and Nature of Business (continued)

Recent Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This ASU provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for interim periods within annual periods beginning after December 15, 2016.

Note 2 — Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for cleating and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end.

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture and equipment at December 31, 2015 is as follows:

Furniture and fixtures	$19,850
Equipment	33,225
	$53,075
Less: accumulated depreciation	31,005
	$22,070

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2015

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of $58,568 and net capital requirements of $23,993. The ratio of aggregate indebtedness to net capital was 6.14 to 1 at December 31, 2015. The Securities and Exchange Commission permits a ration of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Exchange Act , a minimum net capital requirement must be maintained, as defined under such provisions. As an introduction broker, the Company is required to maintain net capital of $45,000. At December 31, 2015, the Company had net capital as defined under Section 1.17 of $58,568 which resulted in an excess net capital of $13,568.

Note 5 — Possession or Control Requirements

The Company does not have any possession or control of customers funds or securities. The Company follows the exemptions of Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company files income tax returns in the US federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2011, remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitation, most ranging from three to five years from the date of filing. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Note 7 — Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealers if a customer fails to settle a securities transaction according to its clearing agreement. Management has been advised that there were unsecured debits in customer accounts of $72,645 at December 31, 2015. Reserves for the debits have been established in the deposits with the broker-dealer.

Note 8 — Operating Lease

The Company has entered into non-cancelable lease agreements for its offices and certain equipment. Rent expense for the year was $57,092. The office space lease expires December 31, 2019. Future minimum lease payments required under the leases are as follows:

2016	$ 53,736
2017	53,736
2018	53,736
2019	53,736
	$214,944

Note 9 — Credit Risk

At December 31, 2015, and at various times throughout the year, the Company may have had cash balances in excess of federally insured limits.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2015

Schedule I

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Net Capital				
Total ownership equity qualified for net capital			$	183,779
Deductions and/or charges				
Non-allowable assets:				
Receivable from customers		72,645		
Property & Equipment	$	22,070		
Other assets		30,496		125,211
Net capital before haircuts on securities positions				58,568
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):				--
Net capital			$	58,568
Aggregate Indebtedness				
Items included in statement of financial condition				
Accounts payable and accrued expenses			$	359,892
Total aggregate indebtedness			$	359,892

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 23,993
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 23,993
Net capital in excess of minimum required	$ 34,575
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 22,579
Ratio: Aggregate indebtedness to net capital	6.14 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

COBRA TRADING, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing firms: Wedbush Securities; Interactive Brokers

Supplemental Information Pursuant to Regulation 1.17

of the Commodity Futures Trading Commission

For the Year Ended December 31, 2015

Schedule III

COBRA TRADING, INC.
Computation of Net Capital Under Regulation 1.17
of the Commodity Futures Trading Commission
As of December 31, 2015

COMPUTATION OF ADUSTED NET CAPITAL

Total ownership equity qualified for net capital		$ 183,779
Deductions and/or charges		
Non-allowable assets:		
Receivable from customer	$ 72,645	
Property & Equipment	22,070	
Other assets	30,496	125,211
Net capital before haircuts on securities positions		58,568
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Adjusted Net capital		58,568
Net Capital Required		45,000
Excess Net Capital		$ 13,568

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholder of
Cobra Trading, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Cobra Trading, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group


COBRA
TRADING

EXEMPTION REPORT

DECEMBER 31, 2015

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(ii).

2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(ii) from January 1, 2015 through December 31, 2015, without exception.

Chadd Hessing
President

Cobra Trading, Inc. P 972.491.7999 F 972.491.3111 info@cobratrading.com

4800 Hedgcoxe Road, Suite 300 Plano, TX 75024 www.cobratrading.com

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholder of
Cobra Trading, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Cobra Trading, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cobra Trading, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Cobra Trading, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards adopted by the Public Company Accounting Oversight Board ("PCAOB"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

*amended

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2708*********************MIXED AADC 220
066548 FINRA DEC
COBRA TRADING INC
4800 HEDGCOXE RD STE 300
PLANO TX 75024-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chadd Hessing 972-491-7999

2. A. General Assessment (item 2e from page 2)		$ ~~3,500~~ 3473
B. Less payment made with SIPC-6 filed (exclude interest) 7/21/15 Date Paid		(2,148)
C. Less prior overpayment applied		(~~649.70~~ (20))
D. Assessment balance due or (overpayment)		~~1,352~~ 1305
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ ~~1,352~~ 1305
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,352	
H. Overpayment carried forward	$(47)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cobra Trading, Inc
(Name of Corporation, Partnership or other organization)

Chadd [signature]
(Authorized Signature)

President
(Title)

Dated the 3rd day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,120,879
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	29,708
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3701826 M ~~3,691,194~~
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	17
Total deductions	1389328 M
2d. SIPC Net Operating Revenues	$ ~~1,399,960~~
2e. General Assessment @ .0025	$ ~~3,500~~ 3473 M
	(to page 1, line 2.A.)


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cobra Trading, Inc.

We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobra Trading, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The computation of net capital and computation of reserve requirements and information relating to possession of control requirements are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements are supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.17 of the Commodity Exchange Act. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF&Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group